NEWS RELEASE

March 25, 2013	Release 03- 2013

WESTERN COPPER AND GOLD REPORTS 2012 FINANCIAL RESULTS

VANCOUVER, B.C. Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN; NYSE MKT:WRN) has released its financial results for the year ended December 31, 2012.

This news release should be read in conjunction with the audited financial statements for the year ended December 31, 2012, and the notes thereto, and management’s discussion & analysis (“MD&A”) for the year ended December 31, 2012.

2012 HIGHLIGHTS

FINANCIAL RESULTS

Western reported a loss and comprehensive loss of $3.9 million ($0.04 per common share) for the year ended December 31, 2012. This compares with a loss and comprehensive loss of $22 million ($0.24 per common share) for the year ended December 31, 2011. The loss reported for the year ended December 31, 2011 was unusually large due to a number of items relating to the plan of arrangement completed on October 17, 2011, including a loss on distribution of $19.7 million. Excluding items related to the plan of arrangement, the loss and comprehensive loss for the year ended December 31, 2012 is comparable to the prior year.

As at December 31, 2012, Western had $32.3 million in working capital, including $33.5 million in cash and cash equivalents.

FINANCING

On December 21, 2012, Western completed a royalty sale with 8248567 Canada Limited (the “Purchaser”), an arms’ length party, whereby the Purchaser cancelled the 5% net profits interest royalty (the “NPI Royalty”) on all claims comprising the Casino Project, other than the Casino B claims, and paid Western US$32 million in exchange for a 2.75% net smelter returns royalty (the “NSR Royalty”) on the future sale of any metals and minerals derived from the Casino Project, other than the Casino B claims (the “Transaction”).

The Purchaser had acquired the NPI Royalty, along with two other royalty interests, on August 10, 2012 from Strategic Metals Ltd. (“Strategic”) for US$30 million. An additional US$6 million is due from the Purchaser to Strategic, contingent on the Casino Project meeting certain permitting targets by December 31, 2016 (see Strategic’s news release dated August 10, 2012, available on SEDAR, for more information).

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Western has the option to repurchase 0.75% of the NSR Royalty (resulting in a 2.00% remaining royalty) for the following amount:

a)	US$39 million if the amount is paid on or prior to December 31, 2013; or

b)	US$59 million if the amount is paid on or after January 1, 2014 but on or before December 31, 2017.

The Company believes that the NSR Royalty sale was a superior financing option to a standard equity deal. Based on the Company’s analysis, the valuation of the NSR Royalty represented a significant premium to the market valuation of the Company. The proceeds from the Transaction should provide Western with sufficient funds for the estimated period to permit the Casino Project without significantly diluting current shareholders or unduly affecting the returns of the project.

FEASIBILITY STUDY

On January 7, 2013, the Company released the results of the feasibility study on its Casino Project and subsequently filed the technical report titled “Casino Project, Form NI 43-101F1 Technical Report Feasibility Study, Yukon, Canada – Revision 1” dated January 25, 2013 (the “Feasibility Study”) on February 12, 2013.

The Feasibility Study establishes the Casino Project as a robust copper-gold project with positive economics at conservative commodity prices. Globally over the past few years, very few projects of the size of Casino have been engineered to a feasibility study level and maintained attractive economics.

The economic analysis of the Casino Project projected an after-tax 8% discounted net present value (NPV) of $1.83 billion dollars, with an internal rate of return (IRR) of 20.1% at long term commodity prices of $3.00/lb copper, $1,400/oz gold, $14/lb molybdenum, and $25/oz silver at a C$:US$ exchange rate of 0.95. Payback under these conditions is only 3.0 years.

The Feasibility Study evaluates the development of the Casino deposit as a conventional open pit mine, concentrator complex, processing ore at nominally 120,000 tonnes per day and heap leach operation processing ore at nominally 25,000 tonnes per day. The initial production will focus on the deposit's oxide cap as a heap leach operation to recover gold and silver in doré form over the first 18 years. The main sulphide deposit will be processed using a conventional concentrator to produce copper-gold-silver and molybdenum concentrates over 22 years.

Most of the Casino Project’s revenue is from copper (46%), but gold is a significant contributor to the project (34%), establishing the Casino Project as an attractive project from either a copper or gold perspective.

The Feasibility Study estimates a proven and probable mill ore reserve of 965 million tonnes at 0.204% copper, 0.24 g/t gold, 0.0227% molybdenum, and 1.74 g/t silver and a proven and probable heap leach ore reserve of 157 million tonnes at 0.292 g/t gold, 0.036% copper, and 2.21 g/t silver. Total contained metal in the combined proven and probable mineral reserve is equal to 4.5 billion pounds of copper, 8.9 million ounces of gold, 483 million pounds of molybdenum, and 65 million ounces of silver.

Total initial capital investment in the project is estimated to be $2.46 billion, which represents the total direct and indirect cost for the complete development of the Casino Project, including associated infrastructure and power plant. Sustaining capital for the project is estimated at $362 million.

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PERMITTING

Baseline data acquisition and other permitting activities continued in 2012. Community meetings were held in Whitehorse and the Village of Carmacks in May, and Western met with the Selkirk and Little Salmon/Carmacks First Nations late in the fourth quarter 2012 and in early 2013. Western has prioritized engagement with communities, First Nations and other governments in preparation for formal submission of its application to the Yukon Environmental and Socio-economic Act Board (“YESAB”) - the first step of the Yukon permitting process.

The Company expects to continue its permitting activities in 2013 with the goal of submitting its application to the YESAB in the fourth quarter of 2013.

FILINGS

The Company filed its annual information form (“AIF”), audited financial statements and MD&A for the year ended December 31, 2012 with the appropriate Canadian regulatory bodies on March 22, 2013. These filings are available for viewing on SEDAR at www.sedar.com.

The Company also filed its Form 40-F with the U.S. Securities and Exchange Commission for the year ended December 31, 2012 on March 22, 2013. Western’s Form 40-F is available for viewing and retrieval through EDGAR at www.sec.gov/edgar.shtml.

The filings described above are available on the Company’s website: www.westerncopperandgold.com. Western will also provide a copy of the filings to any shareholder, without charge, upon request. The request may be made by email, telephone, or regular mail.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is a Vancouver-based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of the Casino Project located in the Yukon Territory. The Casino Project is one of the world's largest open-pit gold, copper, silver and molybdenum deposits. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Dale Corman”
F. Dale Corman
Chairman & CEO

For more information please contact Paul West-Sells, President & COO, or Justin Rasekh, Manager Corporate Communications & Investor Relations, at 604.684.9497 or email info@westerncopperandgold.com.

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Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may”, “could”, “expects”, “plans”, “estimates”, “intends”, “anticipates”, “believes”, “targets”, “forecasts”, “schedules”, “goals”, “budgets”, or similar terminology. Forward-looking statements and information herein include, but are not limited to, statements with respect to the results of the positive Feasibility Study on Casino; the technical and financial viability of mining, leaching and processing operations at Casino; the economic potential of the Casino mineral deposit; the existence and size of the mineral deposit at Casino; potential upgrade of inferred resource to either measured or indicated mineral resources; the productive mine life of the Casino project; potential expansion and development of the project; timing and amount of estimated future production; environmental approvals; permit applications for road and mine construction; the development schedule for the project; estimated timeframes to obtain permits, complete engineering, road construction, site construction and commercial production phases; ability to secure financing for mine construction and development on acceptable terms; potential increases in costs, timing and complexities of permitting, mine construction and development and ability to secure necessary infrastructure as a result of the remote location of the Company's mineral projects and First Nations consultation requirements; planned mining operations and ore processing; construction of infrastructure, access roads, power supply and distribution network, communications infrastructure, airport, and tailing facilities; annual mine production of ore and waste and waste/ore stripping ratios; power supply for the project; estimated initial and ongoing mill throughput; the process and expectations for metal recovery; estimated metal production over the life of the mine; estimated capital costs; projected future metal prices. Information concerning mineral reserves and mineral resources also may be deemed to be forward-looking information in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.

All forward-looking statements and information are based on Western’s or its consultants’ current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation, the economic models for Casino; estimated capital costs of the project; costs of production; success of mining operations; projected future metal prices; engineering, procurement and construction timing and costs; the timing and obtaining of permitting and approvals; the geological, metallurgical, engineering, financial and economic advice that Western has received is reliable, and is based upon practices and methodologies which are consistent with industry standards; and the continued financing of Western’s operations. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western’s ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Examples of potential risks are set forth in Western’s most recently filed Form 40-F with the U.S. Securities and Exchange Commission and its most recently filed Annual Information Form with the Canadian Securities Administrators as of the date of this news release. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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